SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on filing of Annual Report on Form 20-F for the year ended March 31, 2008 (Friday, September 19, 2008)

September 19, 2008

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on filing of Annual Report on

Form 20-F for the year ended March 31, 2008

Osaka, Japan, September 19, 2008 — Kubota Corporation (“Kubota”) [NYSE symbol: KUB] has filed with the Securities and Exchange Commission its annual report on Form 20-F for the year ended March 31, 2008. Kubota’s website address (in the English language), from which the annual report on Form 20-F can be accessed, is http://www.kubota.co.jp/ir/english/library/sec/index.html. Kubota’s shareholders (including holders of Kubota’s American Depositary Shares) may receive hard copies of its Annual Report 2008 for the year ended March 31, 2008, which contains Kubota’s most recent audited consolidated financial statements, free of charge upon request. Such request should be made to the contact address.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: September 24, 2008	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	Director,
General Manager of Finance & Accounting Department